UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                        WesterFed Financial Corporation
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  957 550 106
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 July 15, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].


                               Page 1 of 10 Pages

                                 SCHEDULE 13D


CUSIP NO. 957 550 106                                     PAGE  2   OF  10 PAGES
- ---------------------                                     ----------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.J. Cramer & Co.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (A)[ ]
                                                                         (B)[X]

3  SEC USE ONLY

4  SOURCE OF FUNDS

         N/A
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                    [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                 7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  387,100
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                 8                    SHARED VOTING POWER

                                        -0-
                 9                    SOLE DISPOSITIVE POWER

                                        387,100
                10                    SHARED DISPOSITIVE POWER

                                        -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  387,100
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.5%
14 TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D


CUSIP NO. 957 550 106                                     PAGE  3   OF  10 PAGES
- ---------------------                                     ----------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James J. Cramer

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (A)[  ]
                                                                         (B)[ X]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         N/A
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                       [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

              7             SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
              8             SHARED VOTING POWER

                                        387,100
              9             SOLE DISPOSITIVE POWER

                                        -0-
             10             SHARED DISPOSITIVE POWER

                                        387,100
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         387,100
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
14 TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

CUSIP NO. 957 550 106                                   PAGE   4    OF  10 PAGES
- ---------------------                                   -----------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Karen L. Cramer
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[  ]
                                                                        (B)[ X]

3  SEC USE ONLY

4  SOURCE OF FUNDS

         N/A
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                      [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        387,100
             9                   SOLE DISPOSITIVE POWER

                                        -0-
             10                  SHARED DISPOSITIVE POWER

                                        387,100
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         387,100
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
14 TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

CUSIP NO. 957 550 106                                   PAGE   5    OF  10 PAGES
- ---------------------                                   -----------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Cramer Partners, L.P.
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[  ]
                                                                        (B)[ X]

3  SEC USE ONLY

4  SOURCE OF FUNDS

         N/A
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                      [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                 387,100
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        387,100
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         387,100
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
14 TYPE OF REPORTING PERSON

         PN

                                  SCHEDULE 13D

CUSIP NO. 957 550 106                                   PAGE   6    OF  10 PAGES
- ---------------------                                   -----------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Cramer Capital Corporation
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[  ]
                                                                        (B)[ X]

3  SEC USE ONLY

4  SOURCE OF FUNDS

         N/A
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                      [  ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                 387,100
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        387,100
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         387,100
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
14 TYPE OF REPORTING PERSON

         CO

CUSIP NO. 957 550 106                                         PAGE 7 OF 10 PAGES


ITEM  1.    SECURITY AND ISSUER.
             The undersigned hereby amends the statement on Schedule 13D, dated November 1, 1995, as amended by Amendment No. 1, dated December 15, 1995, as amended by Amendment No. 2, dated January 18, 1996 and as amended by Amendment No. 3, dated May 29, 1996 and as amended by Amendment No. 4, dated July 15, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of WesterFed Financial Corporation, a Delaware
corporation,  as  set  forth  below.   Unless otherwise indicated, all
capitalized terms used herein shall have the same meaning as set forth in the Statement.

             Due to an error in computer transmission, Amendment No. 4, dated July 15, 1996 contained incorrect information not intended to be filed. Amendment No. 5 hereby amends and restates Amendment No. 4 in its entirety as follows:

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:


             The 387,100 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $6,032,511.25.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             Items 5(a), 5(b) and 5(c)  of the Statement are hereby amended and restated to read in their entirety as follows:

             (a) This statement on Schedule 13D relates to 387,100 Shares beneficially owned by the Reporting Persons, which constitute approximately 8.5% of the issued and outstanding Shares.

             (b) The Manager, Partnership and Cramer Capital Corporation have sole voting and dispositive power with respect to 387,100 Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 387,100 Shares.

             (c) Since the date of the last filing, the Reporting Persons purchased and sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

CUSIP NO. 957 550 106                                         PAGE 8 OF 10 PAGES

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE

             ISSUER.



             Item 6 of the Statement is amended by (i)  deleting  on the second line the number "322,100" and replacing it with the number "387,100."

CUSIP NO. 957 550 106                                         PAGE 9 OF 10 PAGES

                                       SIGNATURE



             After  reasonable  inquiry  and  to  the best of my knowledge  and belief, I certify that the information set forth in  this  statement  is  true,

complete and correct.





Dated:  July 17, 1996

                                 J.J. CRAMER & CO.

                                 By: /s/JAMES J. CRAMER
                                     -----------------------
                                     Name:  James J. Cramer
                                     Title: President



                                 /s/JAMES J. CRAMER
                                 ----------------------
                                 James J. Cramer



                                 /s/KAREN L. CRAMER
                                 ----------------------
                                 Karen L. Cramer



                                 CRAMER PARTNERS, L.P.
                                 By:  Cramer  Capital  Corporation,
                                      its general partner


                                 By: /s/ JAMES J. CRAMER
                                     ---------------------------
                                      Name:  James J. Cramer
                                      Title:    President



                                 CRAMER CAPITAL CORPORATION

                                 By: /s/ JAMES J. CRAMER
                                     ----------------------------
                                      Name:  James J. Cramer
                                      Title:    President

CUSIP NO. 957 550 106                                       PAGE 10 OF 10 PAGES


                                       EXHIBIT B

                             Transactions in Common Stock
                                    of The Company



CRAMER PARTNERS, L.P.


           TRADE DATE                      No. of Shares                     Cost (Sales                         TYPE
                                          PURCHASED/SOLD                   PRICE) PER SHARE
             6/14/96                                 15,000                            14.3750                     S
             6/24/96                                 25,000                            14.2500                     P
             6/25/96                                 10,000                            14.3750                     P
             6/27/96                                 10,000                            14.1875                     P
             6/28/96                                 10,000                            14.8750                     P
             7/02/96                                 10,000                            14.7500                     P
             7/08/96                                 15,000                            14.8750                     P

GAM

           TRADE DATE                       No. of Shares                     Cost (Sales                        TYPE
                                           PURCHASED/SOLD                  PRICE) PER SHARE

             5/30/96                                 10,000                            14.5000                     P
             6/27/96                                 10,000                            14.1250                     S
